SCOTT A. TSCHIRGI, CHARTERED
209 WEST MAIN STREET
BOISE. IDAHO 83702
PHONE: 208-287-8200 | FAX: 208-287-8202

SCOTIA. TSCHIRGI
JAYNET. DAVIS'
*ALSO LICENSED IN OREGON

SCOTIA. TSCHIRGI
DIRECT DIAL: 208-287-5554
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March 14, 2012

Michael R. Clampitt
Jessica Livingston
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

MAR 2 0 2012

, DC

     Re: Idaho Mutual Trust Community Finance Co-op, LLC
            Regulation A Offering Statement on Form 1-A
            Filed October 31, 2011
            File No. 024-10311

Dear Mr. Clampitt and Ms. Livingston:

Enclosed is a letter dated March 14, 2012, from Idaho Mutual Trust Community Finance Co-op, LLC, regarding their changes and responses to the comments contained in your letter of February 29, 2012. You will note that their letter references a "key" to the changes in the Offering. The page numbers referenced in the "key" are only to the page numbers of the redlined version of the Offering.

I am enclosing per Ms. Livingston's request, five (5) redlined copies of the Offering as well as three (3) clean copies of the Offering. With reference to the exhibits. I have attached to each

Mr. Clampitt
Ms. Livingston
Page 2
March 14, 2012

copy of the Offering a revised "Legal Opinion", which has been revised to satisfy Part III
Exhibits, Item 2 (11) Opinion Re Legality, Item nos. 6 and 7 of your letter.

If you have any questions, please feel free to contact me.

Very

Scott A. Tschirgi

SAT:gds
enclosures
cc: client